Exhibit (a)(1)(k)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 13, 2007, and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Common Shares

of

at

$46.00 Net Per Share

by

LVB Acquisition Merger Sub, Inc.

a wholly-owned subsidiary of

LVB Acquisition, LLC

a limited liability company indirectly owned by certain investment partnerships directly or indirectly advised or managed by

The Blackstone Group L.P.

Goldman, Sachs & Co.

Kohlberg Kravis Roberts & Co. L.P.

TPG Capital, L.P.

LVB Acquisition Merger Sub, Inc., an Indiana corporation (“Purchaser”) and a direct wholly-owned subsidiary of LVB Acquisition, LLC, a Delaware limited liability company (“LVB”) and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC, a Delaware limited liability company (“Holding”), is offering to purchase for cash all outstanding common shares, without par value (“Shares”), of Biomet, Inc., an Indiana corporation (“Biomet”), at a price of $46.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2007, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JULY 11, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares which, when added to any Shares already owned by LVB and its subsidiaries, represents at least 75% of the total number of Shares outstanding immediately prior to the expiration of the Offer (such minimum condition as it may be reduced to refer to the Adjusted Minimum Number (as defined below), the “Minimum Condition”); and (b) the proceeds of the debt financing commitments intended to be disbursed upon consummation of the Offer shall be available for borrowing and the lenders party to the other debt financing commitments entered into the connection with the Offer and the Merger shall not have advised LVB or Purchaser that any portion of such other debt financing will not be available at the effective time of the Merger, in either case on the terms and conditions set forth in the debt financing commitments arranged in connection with the Offer, or upon terms and conditions that are no less favorable, in the aggregate, to LVB and Purchaser. The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase.

The purpose of the Offer is for LVB, through Purchaser, to acquire control of, and the entire equity interest in, Biomet. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 18, 2006 (amended and restated as of June 7, 2007), among Biomet, LVB and Purchaser (the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Biomet, with Biomet as the surviving corporation (the “Merger”) and each issued and outstanding Share (other than Shares owned by Biomet, LVB, Purchaser or any wholly-owned subsidiary of Biomet, LVB or Purchaser) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any required withholding taxes, payable upon the surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in the Offer to Purchase.

After careful consideration by the board of directors of Biomet, the board unanimously adopted and declared advisable the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby and unanimously determined that the Offer and the Merger are in the best interest of Biomet and its shareholders. Accordingly, the board unanimously recommends that shareholders tender their Shares Into the Offer or otherwise approve the Merger.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser reserves the right to waive or otherwise modify or amend the terms and conditions of the Offer. Pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Biomet, among other things, amend or waive the Minimum Condition except to decrease the Minimum Condition to a number of Shares that is not less than the number of such Shares (the “Adjusted Minimum Number”) that, when added to the number of Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by LVB, any of its equity owners or any of their respective affiliates, and any person that is party to a voting agreement with LVB or Purchaser obligating such person to vote in favor of the Merger (whether such voting agreement is entered into prior to, on or after June 7, 2007), represents at least 75% of the total number of Shares outstanding immediately prior to the expiration of the Offer. The Merger Agreement provides that, unless the Offer and the Merger Agreement has been terminated in accordance with its terms (and subject to each party’s right to terminate the Merger Agreement in accordance with its terms), if at any scheduled expiration of the Offer the conditions to the Offer have not been satisfied or waived, Purchaser will, and LVB will cause Purchaser to, Purchaser will be under no obligation to extend the Offer beyond October 31, 2007 and may terminate the Merger Agreement at any time after August 12, 2007 if, as of the then most recent expiration date occurring on or after such date, all of the conditions to the Offer (other than the Minimum Condition) were satisfied for at least two consecutive business days prior to such expiration date, and as of the expiration time on such expiration date, the Minimum Condition is not satisfied. Pursuant to Rule 14d-ll under the Securities Exchange Act of 1934 and subject to the provisions of the Merger Agreement, Purchaser may elect to provide a subsequent offering period of between three and twenty business days upon expiration of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer (as defined in the Introduction of the Offer to Purchase).

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of transmitting such payments to the tendering shareholders. Under no circumstances will Interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after August 11, 2007, unless Purchaser has already accepted them for payment, if the expiration of the Offer has not occurred prior to that date. For a withdrawal of Shares to be effective, the Depositary must timely receive at one of its addresses set forth on the back cover of the Offer to Purchase a written or facsimile transmission notice of withdrawal. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Holding, LVB, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), the Dealer Managers or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(l) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Biomet’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of any federal, state, local or other tax laws. For a more detailed description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a U.S. holder or a non-U.S. holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (877) 456-3402

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Managers for the Offer are:

Banc of America Securities LLC	Goldman, Sachs & Co.
9 West 57th Street	85 Broad Street
New York, NY 10019	New York, New York 10004
Telephone: (212) 583-8426	Telephone: (212) 902-1000
Toll-Free: (888) 583-8900, Ext. 8426	Toll-Free: (800) 323-5678

June 13, 2007